Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,				Six Months Ended June 30,
	2015		2014		2015		2014
Earnings:
Income (loss) before income taxes	$119.3		$128.4		$129.4		$171.4
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(1.2)		(0.1)		(3.6)		0.2
Fixed charges	34.3		40.5		70.0		79.5
Earnings	$152.4		$168.8		$195.8		$251.1
Fixed charges:
Interest expense, including debt discount amortization	$27.0		$31.7		$55.2		$62.1
Amortization/writeoff of debt issuance costs	1.5		2.1		2.8		4.2
Portion of rental expense representative of interest factor (assumed to be 33%)	5.8		6.7		12.0		13.2
Fixed charges	$34.3		$40.5		$70.0		$79.5
Ratio of earnings to fixed charges	4.4	x	4.2	x	2.8	x	3.2	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—